Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Shell Company Report of GCL Global Holdings Ltd. on Form 20-F of our report of RF Acquisition Corp. dated February 13, 2025, which includes an explanatory paragraph as to RF Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements as of December 31, 2024 and 2023 and for the years then ended appearing in the Annual Report on Form 10-K of RF Acquisition Corp. for the year ended December 31, 2024. We were dismissed as auditors on February 14, 2025 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus or Shell Company Report for the periods after the date of our dismissal. We also consent to the reference to Marcum LLP under the heading “Statement by Experts” in such Shell Company Report.

/s/ Marcum llp

Marcum llp

Boston, MA

February 20, 2025